[logo - American Funds®]	The Investment Company of America 333 South Hope Street Los Angeles, California 90071 Phone (949) 975-6139 Carmelo Spinella Treasurer

February 10, 2010

Ms. Santa Sasena
PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110

Dear Ms. Sasena:

In accordance with the requirements of item 304 of Regulation S-K, please provide us with a letter from your firm addressed to the Securities and Exchange Commission stating your agreement with the following:

1.
On December 9, 2009, Brian Bullard, Assistant Treasurer, informed PricewaterhouseCoopers LLP that the Board of Directors of The Investment Company of America had approved a change in auditor effective February 9, 2010.

2.
Pricewaterhouse Coopers LLP’s report on the Fund’s financial statements for each of the two years in the period ended December 31, 2009 did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles.

3.
During each of the two years in the period ended December 31, 2009 and through February 8, 2010, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused it to make reference to the subject matter of the disagreement in its report on the financial statements for each period.

A copy of your letter will be filed with the Securities and Exchange Commission along with the letter as an exhibit to the Fund’s next Form N-SAR (in accordance with Item 77K of Form N-SAR).

Sincerely yours,

/s/ Carmelo Spinella
Carmelo Spinella
Treasurer

The Capital Group Companies

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